Exhibit 99.1

Execution version

Vasta Platform Limited

Restricted Share Unit Plan

RSU Plan

ARTICLE 1
Purpose

The purpose of the Vasta Platform Limited Restricted Share Unit Plan (the “Plan”) is to enhance the engagement of Eligible Persons in the creation of value and profitability of the Company by providing such Eligible Persons with an opportunity to obtain restricted share units and thus provide an increased incentive for such Eligible Persons to make significant and extraordinary contributions to the long-term performance and growth of Vasta Platform Limited (the “Company”), Somos Educação S.A. and Cogna Educação S.A. (“Cogna”), and any of the Company’s or Cogna’s Affiliates (the “Company Group”), enhancing the value of the Shares for the benefit of the shareholders of the Company and increasing the ability of the Company Group to attract and retain Persons of exceptional skills.

Capitalized terms not defined herein shall have the meaning for such term set forth in Appendix 1.

Neither the Plan nor any RSU Award Agreement shall be effective unless and until the occurrence of the IPO Pricing Date.

ARTICLE 2
Administration and Responsibilities

Unless otherwise provided in the Plan, or an individual RSU Award Agreement, the Management Body is entitled to interpret the provisions of the Plan, issue and amend rules governing the management of the Plan and engage in all other activities necessary for the enforcement of this Plan. The Management Body’s decisions pursuant to the provisions of the Plan shall be final, binding and conclusive on all parties, including without limitation the Company Group, its shareholders, Beneficiaries and any other party interested or claiming to be interested in benefits under the Plan.

The Management Body shall have the authority (i) to modify, amend, cancel or suspend Tranches (as defined below), (ii) to interpret the Plan, (iii) to prescribe, amend and rescind any rules and regulations relating to the Plan, (iv) to determine whether, to what extent and under what circumstances, Shares and any other amounts payable with respect to any Tranche shall or may be deferred either automatically or at the election of the Beneficiary or of the Management Body; and (v) to make all other determinations and findings, including factual findings, deemed necessary or advisable for the administration of the Plan. In exercising its authority, the Management Body shall have the broadest possible discretion. The terms and conditions of RSUs need not be the same with respect to each Beneficiary or with respect to different RSUs granted to a Beneficiary.

ARTICLE 3
Shares Subject to the Plan

The Company undertakes to make available the required number of Shares to which the Beneficiaries may be entitled, based on the number of Shares underlying their vested RSUs. The maximum number of Shares available for grant with respect to RSUs under the Plan shall not exceed 3% (three per cent) of the issued and outstanding shares of the Company. For the purposes of satisfying its obligations under the Plan, the Company shall use Shares that it purchases on the open market or draws from its own treasury shares. For the avoidance of doubt, (i) such Shares that the Company draws from its own treasury shares shall be drawn at no cost to the Company and (ii) the Company can issue new Shares to be delivered to the Beneficiaries pursuant to the terms of the Plan also at no cost. To the

RSU Plan

extent any Shares underlying an RSU are not issued because the RSU is forfeited, canceled, or otherwise terminates without delivery of Shares to a Beneficiary, such Shares shall not be considered for purposes of determining the maximum number of Shares available for issuance under the Plan and shall again be available for grant pursuant to an Award under the Plan. For the avoidance of doubt, the Management Body shall have no obligation to grant all Shares available for grant pursuant to the Plan.

However, the Company Group shall not be required to segregate any Shares which may at any time be needed under the Plan and the Plan shall constitute an unfunded plan of the Company Group.

ARTICLE 4
Eligibility and Acceptance

The right to receive RSUs is limited to those Eligible Persons as determined by the Management Body who have demonstrated their acceptance of the terms and conditions of the Plan by duly signing and returning their individual RSU Award Agreement by the relevant due date.

ARTICLE 5
Grant of RSUs

One RSU represents a conditional right to a Share which shall be allocated to a Beneficiary pursuant to the terms and conditions of the Plan and the respective RSU Award Agreement. The RSUs are granted to the Beneficiaries in consideration for the services provided by Beneficiary to the Company or another member of the Company Group.

The Company shall grant the right to receive RSUs to the Beneficiaries at no monetary cost.

The number of RSUs granted to each Beneficiary and the allocation of RSUs among the respective Tranches separately will be determined by the Management Body in its discretion.

Each grant of RSUs shall be evidenced by a RSU Award Agreement setting forth the number of RSUs and the conditions under which the RSUs have been granted.

By duly signing and returning the individual RSU Award Agreement within the time period as indicated in such RSU Award Agreement, an Eligible Person accepts and acknowledges the terms and conditions of the Plan and the RSU Award Agreement and thus becomes a Beneficiary.

No shareholder rights are attached to the RSUs. The Beneficiaries will only have shareholder rights (including voting and dividend rights) when Shares are actually delivered to the Beneficiary, and the shareholder has been entered on the shareholder register of the Company in respect of the same, according to the terms and conditions of the Plan and the RSU Award Agreement.

ARTICLE 6
Standard Plan Vesting Period and Vesting Conditions

Unless otherwise provided in an RSU Award Agreement, at the Grant Date, the Company shall award each Beneficiary RSUs allocated into up to five different annual tranches (each, a “Tranche”), which vesting shall be subject to the Beneficiary’s continued employment with or service to the Company or an applicable member of the Company Group (the “Standard Plan”). Each Tranche shall vest in accordance with the vesting schedule defined by the Management Body (each, a “Vesting Period”).

RSU Plan

Each Tranche may be subject to a lock-up period, as defined by the Management Body (the “Lock-up Period”).

The Management Body, at its sole discretion, shall define the number of RSUs to be vested in each Tranche and may reduce or waive altogether the Vesting Period of a certain Tranche to specific Beneficiaries; provided, however, that, unless otherwise required by law or specifically provided herein, any such action may not materially adversely impair the rights of a Beneficiary with respect to such Tranche without the consent of such Beneficiary. Upon completion of each Vesting Period of the Standard Plan, the Beneficiaries shall vest in full their assigned number of RSUs, and title to the corresponding number of underlying Shares shall be transferred to the relevant Beneficiary (the date at which the RSUs are vested by the Beneficiaries, “Vesting Date”).

Notwithstanding the provisions in this Article 6, the exact number of Shares to be delivered to each Beneficiary shall be reduced in the amount corresponding to the withholding income tax or other taxes payable by the respective Beneficiary (as determined using based on market value of the Shares underlying the RSUs at the Vesting Date) to the applicable governmental authorities pursuant to the tax laws of each applicable jurisdiction, including, without limitation, those of the Federative Republic of Brazil. The Company and/or an applicable member of the Company Group and the Participant may agree on any other method of withholding determined by the Company and/or member of the Company Group and permitted by applicable law.

ARTICLE 7

Bonus IPO Grant Vesting Period and Vesting Conditions

In addition to the Standard Plan, at the Grant Date, the Company shall award to certain directors, officers and employees of the Company Group, as determined by the Management Body in its sole discretion, in consideration for their work on the implementation of the IPO, RSUs allocated in a single Tranche, which shall vest immediately upon the Grant Date (the “Bonus IPO Grant”). The RSUs of the Bonus IPO Grant shall be immediately vested as of the Grant Date and shall be subject to the Lock-up Period.

Upon the Grant Date, the Beneficiaries of the Bonus IPO Grant shall immediately vest in full in their assigned number of RSUs and upon such Vesting Date, title to the corresponding number of underlying Shares (less the withheld Shares described below) shall be transferred to the relevant Beneficiary; provided, that the exact number of Shares to be delivered to each Beneficiary shall be reduced in the amount corresponding to the withholding income tax or other taxes payable by the respective Beneficiary (determined based on the market value of the Shares underlying the RSUs on the Vesting Date) to the applicable governmental authorities pursuant to the tax laws of each applicable jurisdiction, including, without limitation, those of the Federative Republic of Brazil.

ARTICLE 8

Transferability

RSUs granted under the Plan are personal and not transferable. Beneficiaries shall not be permitted to sell, donate, pledge or otherwise dispose of the RSUs to third parties other than as provided for in

RSU Plan

the Plan, an RSU Award Agreement or by the laws of descent or distribution. For the avoidance of doubt, the foregoing shall not apply to Shares received by a Beneficiary in settlement of vested RSUs.

ARTICLE 9
Settlement of RSUs

The Company Group will provide the Beneficiary with the respective Shares, with each Share delivered within a reasonable administrative period following the Vesting Period but no later than the date that is two (2) weeks following the Vesting Date. The Shares are not subject to any disposal restrictions other than the rules of applicable law, stock exchange regulations and regulations of the Company on the purchase or sale of securities, insider trading, management transactions and reporting of shareholdings, except for the Lock-up Period, as applicable.

ARTICLE 10
Termination of Employment

If, for any reason whatsoever (including by reason of death, permanent disability, voluntary or involuntary termination with or without cause), the Employment Relationship between any member of the Company Group and the Beneficiary is terminated before the end of each respective Vesting Period, the Beneficiary shall forfeit any unvested RSUs and, accordingly, lose the right to receive any underlying Shares thereof; provided that the Management Body may, in its sole discretion, authorize the respective Beneficiary to maintain in whole or in part its RSUs, subject to additional conditions, which may include non-compete and non-solicit covenants.

ARTICLE 11
Replacement of Plan Awards

Certain directors, officers and employees of the Company, Cogna or the Company Group, may receive RSUs of the Company in substitution for RSUs of Cogna that have been awarded to them under the plan(s) of Cogna currently in force, subject to terms and conditions to be defined by the Management Body.

ARTICLE 12
No Right of Continued Employment Relationship

Neither the establishment of the Plan, nor the allocation of any Shares, nor the payment of any cash, nor any action of the Company Group shall be held or construed to confer upon any Beneficiary any legal right for continuance of the Employment Relationship with the Company Group. The Company Group expressly reserves the right to terminate the Employment Relationship of any Beneficiary whenever the interest of the Company or its Affiliates may so require, without liability of the Company Group, except as to any rights which may be expressly conferred upon such Beneficiary under the Plan or the Beneficiary’s Contractual Relationship.

RSU Plan

ARTICLE 13
Taxes and Social Security Contributions

Any wage tax, income tax, capital gains tax, social security contributions or any other taxes or contributions payable by the Beneficiary, must be borne by the Beneficiary in accordance with applicable law.

ARTICLE 14
Corporate Events

In events such as extraordinary cash dividend, share subdivision split-up, spin-off, exchange of shares, reorganization or other similar corporate event materially affecting the Shares underlying the RSUs such that the Management Body determines an adjustment is equitable in order to preserve the benefits intended to be made available under this Plan, then the RSUs shall be adjusted and/or exchanged. Such adjustment shall take into consideration the objectives of the Plan, and it shall be final and binding.

Upon the consummation of a Change in Control, (i) whenever expressly provided in an individual RSU Award Agreement, the vesting of all outstanding unvested Awards of RSUs granted pursuant to such individual RSU Award Agreement, shall immediately accelerate and such RSUs shall become fully vested; and (ii) unless so provided in an individual RSU Award Agreement, the Management Body may, at its sole discretion, fully or partially accelerate the vesting of the unvested RSUs for one or more Beneficiaries or provide for no acceleration of vesting in such cases.

ARTICLE 15
Amendment And Termination Of The Plan

This Plan may be amended, suspended or terminated at any point in time by the Management Body.

No such action shall materially and adversely affect any right acquired by a Beneficiary under a RSU, even if not yet vested, made before the date of amendment, suspension or termination, unless otherwise agreed by the Beneficiary or required as a matter of law.

ARTICLE 16
Applicable Law and Choice of Jurisdiction

This Plan and any related document shall be governed by and construed in accordance with the laws of the Cayman Islands, ignoring principles of conflict of laws, and subject to the limitations of compulsorily applicable local rules on employment law and contractual law.

Any disputes arising under or in connection with this Plan shall be resolved by the relevant courts within the jurisdiction of the Cayman Islands. Each member of the Company Group and each Beneficiary irrevocably submit, in respect of any suit, action or proceeding related to the implementation or enforcement of the Plan, to the exclusive jurisdiction of the competent courts in the Cayman Islands.

Should a provision of the Plan or a RSU Award Agreement be declared obsolete, void, invalid or non-enforceable, the Plan shall not be affected by this and shall continue to apply as if this provision had not been included. The invalid clause shall be replaced by a valid clause that economically comes as close as possible to the original (invalid) clause.

RSU Plan

The Plan is valid for the Beneficiaries in its entirety only. No statements made in any part of the Plan are permissible to be construed without reference to the Plan as a whole.
U.S. and Other Securities Law Restrictions

For as long as Shares acquired under this Plan have not been registered under the U.S. Securities Act of 1933, such Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, or upon registration under the Securities Act.

In connection with the acquisition of Shares, each Beneficiary agrees and confirms that such Beneficiary is not acquiring Shares for the account or benefit of any other person or entity.

The Shares allocated under the Plan may not be registered in other countries, where a securities law registration might be required. The Shares to be allocated according to the Plan may in other countries constitute “restricted securities” under the applicable laws and regulations and may not be pledged, reoffered, resold or otherwise used in jurisdictions where it might be unlawful.

ARTICLE 17
Cancellation or “Clawback” of RSUs

The Management Body shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any RSUs granted under the Plan (including any amounts or benefits arising from such RSUs) shall be subject to any clawback or recoupment arrangements or policies that the Company Group has in place from time to time, and the Management Body may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any RSUs granted to the Beneficiary.

ARTICLE 18
Sections 409A and 457A of the Code

Notwithstanding any contrary provision in the Plan or an RSU Award Agreement, if any provision of the Plan or an RSU Award Agreement contravenes any regulations or guidance promulgated under Sections 409A or 457A of the Code or could cause RSUs to be subject to taxes, accelerated taxation, interest or penalties under Sections 409A or 457A of the Code, such provision of the Plan or any RSU Award Agreement may be modified by the Company Group, or the Company Group may take any other such action, without consent of such Beneficiary in any manner the Management Body deems reasonable or necessary. In making such modifications the Management Body shall attempt, but shall not be obligated, to maintain, to the maximum extent practicable, the original intent of the applicable provision without contravening the provisions of Sections 409A or 457A of the Code. Notwithstanding the foregoing, this Article 17 does not create an obligation on the part of the Company Group to modify the Plan or an RSU Award Agreement and does not guarantee that an RSU will not be subject to additional taxes, accelerated taxation, interest or penalties under Sections 409A or 457A of the Code. Moreover, any discretionary authority that the Management Body may have pursuant to the Plan shall not be applicable to an RSU that is subject to Sections 409A or 457A of the Code, to the extent such discretionary authority will contravene Sections 409A or 457A of the Code or the regulations or

RSU Plan

guidance promulgated thereunder. Finally, to the extent an RSU that is subject to Sections 409A or 457A of the Code provides that payment will occur “as soon as administratively practicable” following a specified date or event, payment shall not be made later than December 31st of the calendar year in which such specified date or event occurs.

Notwithstanding anything in the Plan or any RSU Award Agreement to the contrary, if the Company Group considers a Beneficiary to be a “specified employee” under Section 409A of the Code at the time of such Beneficiary’s “separation from service” (as defined in Section 409A of the Code), and any amount payable under any RSU held by such Beneficiary is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Beneficiary as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Beneficiary’s incurring interest or additional tax under Section 409A of the Code.

ARTICLE 19
Effective Date

This Plan shall be effective as of the IPO Pricing Date.

ARTICLE 20

Data Protection

By participating in the Plan, the Beneficiary consents to the holding and processing of personal information provided by the Beneficiary to any member of the Company Group, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

I.   administering and maintaining Beneficiary records;

II.   providing information to the Company Group, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

III.   providing information to future purchasers or merger partners of any member of the Company Group, or the business in which the Beneficiary works; and

IV.   transferring information about the Beneficiary to any country or territory that may not provide the same protection for the information as the Beneficiary’s home country.

The Beneficiary shall ensure that any personal data that the Beneficiary provides to the Company Group, trustee or third party service provider is accurate and up to date, and the Beneficiary shall promptly notify the Company if the Beneficiary becomes aware that any such data is no longer accurate or up to date.

RSU Plan

APPENDIX 1
Definitions

The terms below shall have the following meaning in the Plan:

“Affiliate”	shall mean a) any entity that, directly or indirectly, is controlled by the Company, b) any entity in which the Company, directly or indirectly, has a significant equity interest, in each case as determined by the Committee and c) any other entity which the Committee determines should be treated as an “Affiliate.”

“Award”	shall mean any RSU award granted under the Plan.

“Beneficiary”	shall mean an Eligible Person who has received an offer of RSUs and who accepts and becomes subject to terms and conditions of the Plan.

“Board”	shall mean the board of directors of the Company.

“Change in Control”	shall mean the occurrence of any of the following: (a) any person, group of persons or entity (other than Cogna Educação S.A. (“Cogna”)) purchases or otherwise becomes the direct or indirect beneficial owner, or has the right to acquire such beneficial ownership (whether or not such right is exercisable immediately, with the passage of time, or subject to any condition), of voting securities representing more than 50% of the combined voting power of all outstanding securities of Company; (b) the consummation of a merger or consolidation of the Company with or into another entity as a result of which 50% or less of the outstanding voting power of the surviving or resulting entity is, or is to be held by, the former shareholders of Company; or (c) the sale of all or substantially all of Company’s business and/or assets to a person or entity of which the Company, directly or indirectly, owns or controls 50% or less of the combined voting power of all outstanding securities; notwithstanding the foregoing, a Change in Control shall not occur pursuant to clauses (a) or (b) above unless and until Cogna and all of its subsidiaries and affiliates are no longer Controlling Shareholders of the Company.

“Code”	shall mean the United States Internal Revenue Code of 1986, as amended, and the applicable guidance, rulings

RSU Plan

and regulations, including any proposed regulations promulgated thereunder.

“Controlling Shareholder”	shall mean an individual or a legal entity, or a group of individuals or legal entities bound by a voting agreement or under common control, which: (a) possesses rights which permanently assure it a majority of votes in resolutions of general meetings and the power to elect a majority of the corporate officers; and (b) in practice uses its powers to direct the Company’s corporate activities and guide the operations of the departments of the Company.

“Eligible Persons”	shall mean selected directors, officers and employees of the Company Group, who are identified by the Management Body to participate in the Plan.

“Employment Relationship”	shall mean the employment relationship between the Beneficiary and the respective employing entity of the Company Group, and such relationship will include service as a non-employee director, if applicable.

“Grant Date”	shall mean the date that the award of the RSU is approved and granted to the Beneficiary.

“IPO Pricing Date”	shall mean the date of the execution and delivery of an underwriting or other purchase agreement among the Company and the underwriting banks relating to the initial public offering of the Shares setting forth the price at which such Shares will be issued and sold by the Company to the underwriting banks.

“Management Body”	shall mean the Board or the member or member(s) of the Board to whom the Board has delegated its authority under the Plan.

“Person”	shall mean any natural person or an entity.

“RSU”	shall mean a restricted share unit which is a conditional right to a Share allocated pursuant to the conditions of the Plan and the RSU Award Agreement. The Management Body has, with respect to each Beneficiary separately, the discretion to decide on the settlement of the RSUs in a form other than Shares.

“RSU Award Agreement”	shall mean the individual agreement between the Company and a Beneficiary.

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“Share”	shall mean a Class A common share of capital stock of the Company.